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Blue Shrimp Films

 California State University, Northridge

Chinnakrit Soonthornwan

Co-Founder at Blue Shrimp Films

Greater Los Angeles Area · 24 connections · **Contact info**

About

Yes, you can call me, Oak. It's my Thai nickname.

My unscripted life journey has brought me to the states 8 years ago. And now, I am a full-time filmm   ... see more

Experience

Co-Founder
Blue Shrimp Films
Dec 2018 – Present · 1 yr 1 mo
Greater Los Angeles Area

Works vary from feature films, music videos, shorts, commercials, and Youtube TV shows.
To get the most out of the creative process, I invest my time to learn as the director, producer, editor, cinematographer, VFX artist, and colorist.

   

Education

 **California State University, Northridge**
Bachelor of Fine Arts - BFA, Cinematography and Film/Video Production
2016 – 2019

Skills & Endorsements

Film Director

Equity Crowdfunding

Independent Filmmaking

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Accomplishments

Accomplishments

2 **Languages**
English • Thai

Interests

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